UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 000-55830

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

200-366 Bay Street, Suite 400, Toronto, Ontario, Canada M5H 4B2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

Stock Split Proposal

On January 4, 2018, Scythian Biosciences Corp. (“Scythian”) issued a press release announcing that its Board of Directors has approved a proposed up to eight (8) for one (1) stock split of its outstanding shares (the “Stock Split”), subject to the approval of the TSX Venture Exchange and the approval of Scythian’s shareholders at Scythian’s Special Meeting of Shareholders. A copy of the press release is attached hereto as Exhibit 99.1

OTCQB Uplist

On January 10, 2018, Scythian issued a press release announcing that it has been upgraded to the OTCQB Marketplace under the ticker symbol “SCCYF” (the “Uplist”). A copy of the press release is attached hereto as Exhibit 99.2.

Appointments and Resignations

On January 15, 2018, Scythian filed a press release announcing that Messrs. Michael Petter and Peter Benz have resigned as members of the Board of Directors and members of the Audit Committee and Compensation Committee, effective January 15, 2018. Scythian also announced that it appointed Messrs. Vic Neufeld, Chief Executive Officer of Aphria Inc. (TSX:APH), and George Scorsis, Chief Executive Officer of Liberty Health Sciences Inc. (CSE:LHS), to the Board of Directors and as members of the Audit Committee and Compensation Committee, effective the same date. Mr. Neufeld will serve as Chair of the Audit Committee and Mr. Scorsis will serve as Chair of the Compensation Committee. Scythian also announced that it appointed Ms. Renah Persofsky as a member of Scythian’s advisory committee. In connection with these appointments, Mr. Neufeld will receive 40,000 options and each of Mr. Scorsis and Ms. Persofsky will receive 30,000 options. The options, which are subject to regulatory approval, vest immediately and are exercisable for a period of five years at an exercise price of $18.63 per share. A copy of the press release is attached hereto as Exhibit 99.3.

Offering

On January 17, 2018, Scythian filed a press release announcing that it entered into an underwriting agreement (the “Agreement”) with a syndicate of underwriters led by Clarus Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, up to 537,700 units of the Company’s securities (the “Offering”) consisting of one common share and one common share purchase warrant at a purchase price of CAD$18.60 per unit (each, a “Unit”). Each common share purchase warrant shall be exercisable for a term of two years beginning on the date of issuance at an exercise price of CAD$22.00 per common share. Pursuant to the Agreement, Scythian agreed to grant the Underwriters a 30-day over-allotment option to purchase up to an additional 80,655 units. In addition, Scythian intends to complete a concurrent brokered private placement on a bought deal basis of up to 537,000 Units on the same terms and conditions as the Offering to Aphria Inc. (TSX:APH). Scythian has also agreed to grant the Underwriters an option to purchase an additional 80,655 Units at any time up to 48 hours before the closing date. A copy of the press release is attached hereto as Exhibit 99.4.

On the same date, Scythian filed a press release announcing that, due to strong demand, it has agreed with the Underwriters to increase the size of the Offering on the same deal terms. As a result, the Underwriters have agreed to purchase, on a bought deal basis, 672,125 Units. In addition, Scythian has also agreed to grant the Underwriters a 30-day over-allotment option to purchase up to an additional 100,818 Units. In addition, Scythian intends to increase the size of its previously announced concurrent brokered private placement to Aphria Inc. to 672,125 Units. Scythian also agreed to increase the Underwriters’ over-allotment option to purchase an additional 100,818 Units at any time up to 48 hours before the closing date. A copy of the press release is attached hereto as Exhibit 99.5.

A preliminary short form prospectus qualifying the distribution of the securities offered through the Offering has been filed with securities regulatory authorities of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. The Offering is subject to customary regulatory and stock exchange approvals, with closing expected to occur on or about February 8, 2018.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the “United States”) or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person.

Copies of Scythian’s press releases are furnished herewith as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 and are incorporated herein by reference. The press releases shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Scythian files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of Scythian are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. In addition, in the future Scythian and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Scythian’s most recent Annual Information Form which is filed with the Canadian securities commissions and available electronically under Scythian’s issuer profile on SEDAR at www.sedar.com and in Scythian’s Form 20-F and its reports on Form 6-K furnished to or filed with the SEC.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated January 4, 2018
99.2	Press Release, dated January 10, 2018
99.3	Press Release, dated January 15, 2018
99.4	Press Release, dated January 17, 2018
99.5	Press Release, dated January 17, 2018
99.6	Material Change Report, dated January 4, 2018
99.7	Material Change Report, dated January 10, 2018
99.8	Material Change Report, dated January 15, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: January 31, 2018	By:	/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer